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                           June 30, 2022

       Shlomo Pilo
       Chief Executive Officer
       Raphael Pharmaceutical Inc.
       4 Lui Paster
       Tel Aviv-Jaffa, Israel 6803605

                                                        Re: Raphael
Pharmaceutical Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 28, 2022
                                                            File No. 333-265878

       Dear Mr. Pilo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Oded Har-Even, Esq.